06002724

SECURITI..   .ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-17359

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stonegate Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

5950 Sherry Lane, Suite 410

(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Curcio   (214) 987-4121

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

APR 19 2006

THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
FEB 27 2006
WASH., D.C.
185

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06/02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Scott R. Griffith</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Stonegate Securities, Inc.</u>, as of <u>December 31</u>, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

<u>President</u>

Title

_____
Notary Public

MARY LOUISE CURCIO
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-05-2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STONEGATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

STONEGATE SECURITIES, INC.

CONTENTS



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonegate Securities, Inc.

We have audited the accompanying statement of financial condition of Stonegate Securities, Inc., as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 31, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

STONEGATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 253,174
Receivable from brokers and dealers	95,682
Receivable from others	29,686
Investments	7,500
Due from Parent	147,072
Other assets	1,500
	$ 534,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$ 49,174
	49,174

Stockholders' equity

Common stock	1,000
Additional paid-in capital	308,500
Retained earnings	175,940
Total stockholders' equity	485,440
	$ 534,614

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues

Securities commissions	$	14,796
Investment banking		2,764,171
Interest income		7,569
		2,786,536

Expenses

Compensation	1,222,010
Commissions and clearance paid to all other brokers	35,943
Communications	73,379
Interest expense	81
Occupancy and equipment costs	129,571
Promotional	239,507
Regulatory fees and expenses	11,786
Other expenses	1,132,218
	2,844,495

Net loss before income taxes		(57,959)
Benefit for federal and state income taxes		20,285
Net loss	$	(37,674)

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004	1,000	$ 1,000	$ 308,500	$ 213,614	$ 523,114
Net loss				(37,674)	(37,674)
Balances at December 31, 2005	1,000	$ 1,000	$ 308,500	$ 175,940	$ 485,440

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2005

Subordinated liabilities at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Subordinated liabilities at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities

Net loss	$ (37,674)
Adjustments to reconcile net loss to net	
cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from others	20,143
Decrease in receivable from brokers and dealers	4,318
Increase in investments	(2,250)
Increase in due from Parent	(35,570)
Decrease in other assets	1,000
Increase in accounts payable and accrued liabilities	2,355
Net cash provided (used) by operating activities	(47,678)

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-

Net decrease in cash and cash equivalents	(47,678)
Cash and cash equivalents at beginning of year	300,852
Cash and cash equivalents at end of year	$ 253,174

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for

Income taxes	$ -0-
Interest	$ 81

The accompanying notes are an integral part of these financial statements.

Note 1 -   Accounting Policies

Stonegate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). Most of the Company's revenues are derived from investment banking services to public companies.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Substantially all of the Company's business is conducted with customers located in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of

Note 2 -   Net Capital Requirements, continued

approximately $298,587 and net capital requirements of $100,000. The
Company's ratio of aggregate indebtedness to net capital was .16 to 1. The
Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or
securities. There were no material inadequacies in the procedures followed in
adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly
transmitting all customer funds and securities to the clearing broker who carries
the customer accounts.

Note 4 -   Capital Stock

There are 200,000 shares of cumulative preferred stock, $10.00 par value,
authorized and unissued and 800,000 shares of common stock, $1.00 par value,
authorized with 1,000 issued and outstanding.

Note 5 -   Profit Sharing Plan

The Company has a profit sharing plan with 401(k) provisions covering all eligible
employees, as defined, with a specified period of service. The Company's
contribution is discretionary with the Board of Directors, and the plan may be
amended or terminated at any time. The Company made no contribution to the plan
for the year ended December 31, 2005.

Note 6 -   Concentration Risk

The Company during the year had concentration of credit risk arising from cash
deposits with banks in excess of Federally insured limits.

Note 7 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is
an indemnification clause. This clause relates to instances where the Company's
customers fail to settle security transactions. In the event this occurs, the
Company will indemnify the clearing broker-dealer to the extent of the net loss on
the unsettled trade. At December 31, 2005, management of the Company had not
been notified by the clearing broker-dealer, nor were they otherwise aware, of
any potential losses relating to this indemnification.

STONEGATE SECURITIES, INC.
Notes to the Financial Statements
December 31, 2005

Note 8 -   Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting Federal provision or benefit for income taxes is recorded as receivable from or payable to Parent at a rate of 35 percent.

Note 9 -   Lease Commitments

The Company has entered into a long-term lease commitment for office space. The aggregate future minimum rentals under this operating lease agreement are as follows:

Year Ending
December 31,

2006	$ 153,466
2007	156,485
2008	159,504
2009	162,523
2010	27,171
	$ 659,149

Rental expense charged to operations for the year ended December 31, 2005 was $129,572 and is reflected in occupancy and equipment costs.

Note 10 -   Related Party Transactions

The Company is provided equipment and general and administrative services by Parent. The total expense related to these costs and services for the year was $845,000 and is included in other expenses. The net amount due from Parent, at December 31, 2005 was $126,787.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2005

STONEGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL

Total ownership equity qualified for net capital		$ 485,440
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		485,440
Deductions and/or charges		
Receivable from others	$ 29,686	
Investments	7,500	
Due from Parent	147,072	
Other assets	1,500	(185,758)
Net capital before haircuts on securities positions		299,682
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investing securities:		
Other securities		(1,095)
Net capital		$ 298,587

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 49,174
Total aggregate indebtedness	$ 49,174

STONEGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,278
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 198,587
Excess net capital at 1000%	$ 293,670
Ratio: Aggregate indebtedness to net capital	.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

STONEGATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: First Southwest Securities, Inc.



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Stonegate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stonegate Securities, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 31, 2006